Exhibit (h)(2)(a)

                          KEMPER AGGRESSIVE GROWTH FUND

           AMENDED FEE SCHEDULE FOR ADMINISTRATIVE SERVICES AGREEMENT


Pursuant to Section 2 of the Administrative Services Agreement between Kemper Aggressive Growth Fund (the "Fund") and Kemper Distributors, Inc. ("KDI"), the Fund and KDI agree that the administrative service fee will be computed at an annual rate of .25 of 1% based upon the assets with respect to which a Firm other than KDI provides administrative services and .15 of 1% based upon the assets with respect to which KDI provides administrative services.



KEMPER AGGRESSIVE GROWTH FUND             KEMPER DISTRIBUTORS, INC.



By:      /s/ Mark S. Casady               By:      /s/ James L. Greenawalt
         ----------------------------              ----------------------------
Title:   President                        Title:   President




Dated:  January 1, 2000